

August 28, 2020

Max Kahn
Chief Executive Officer
LIFEQUEST WORLD CORP.
100 Challenger Road, 8th Floor
Ridgefield Park, NJ 07660

> **Re: LIFEQUEST WORLD CORP.**
> **Offering Statement on Form 1-A**
> **Post Qualification Amendment No. 1**
> **Filed August 18, 2020**
> **File No. 024-11073**

Dear Mr. Kahn:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing